GREAT-WEST
LIFECO INC.

RECEIVED
2004 JUL -7 A 9:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035252

June 30, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Insider Reports for shares purchased under the Corporation's continuing Normal Course Issuer Bid dated:

- May 31,
- June 2,
- June 9,
- June 16,
- June 23 and
- June 30, 2004

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Corporate Secretarial Specialist

PROCESSED
JUL 07 2004
THOMSON FINANCIAL

7/7

Encls.

2004-05-31, 11:10:34, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	368957483		
Filing date	2004-05-31		
Date of transaction	2004-05-21		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	104500		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	369061983		
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).		

Next

2004-06-02, 14:08:39, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	369061983		
Filing date	2004-06-02		
Date of transaction	2004-05-28		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	89000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	369150983		
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).		

Next

2004-06-09, 11:42:59, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	369150983
Filing date	2004-06-09
Date of transaction	2004-06-04
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	72300
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	369223283

General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

2004-06-16, 12:45:11, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	369223283
Filing date	2004-06-16
Date of transaction	2004-06-11
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	88900
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	369312183

General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

2004-06-23, 13:37:29, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	369312183
Filing date	2004-06-23
Date of transaction	2004-06-18
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	101600
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	369413783
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider)

Next

2004-06-30, 15:52:06, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	369413783		
Filing date	2004-06-30		
Date of transaction	2004-06-28		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	97900		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	369511683		
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporation's putstanding shares fluctuate with the exercis of stock options (which are reported by each insider).		

Next